October 28, 2009

VIA EDGAR (Correspondence Filing)

Ms. Kimberly Browning U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:

Frank Funds (the “Registrant”)

Form PRE14A

File No. 811-21532

Dear Ms. Browning:

On behalf of the Registrant, this letter responds to the comments you provided to Todd Schild with respect to Form PRE14A filed by the Registrant on September 28, 2009.  Your comments are set forth below and each is followed by the Registrant’s response.

Comment 1:

If the Trustees may participate telephonically in meetings of the Board of Trustees, please disclose that information in the first paragraph under the heading “Trustee and Officer Compensation” in Proposal 1 and disclose the compensation paid to Trustees for their telephonic participation.

Response:

The paragraph has been revised as follows:

“Trustee fees are paid by FCP, the Trust’s investment advisor.  Officers and trustees of the Trust who are deemed “interested persons” of the Trust receive no compensation from the Trust.  The following table provides information regarding trustee and officer compensation for the fiscal year ended June 30, 2009. Effective with the commencement of the Baldwin Fund in August 2008, FCP has agreed to pay each Independent Trustee a fee of $200 for each meeting of the Fund Complex attended in person or telephonically by that Independent Trustee:”

Comment 2:

Please revise the first sentence of the first paragraph under the heading “Standing Committees” in Proposal 1 to include the names of the Trustees who are members of the Audit Committee of the Board of Trustees.

Response:

The first sentence has been revised as follows:

“The Audit Committee, currently consisting of Matthew D. L. Deutsch and Jason W. Frey, is the only standing committee of the Board and is composed solely of Independent Trustees.”

Comment 3:

Please disclose more detail regarding the sale of Mr. Alfred Frank’s interest in Frank Capital Partners to Ms. Monique Weiss, including, the type and amount of consideration to be paid to Alfred Frank in the first paragraph under the heading “Background” in Proposal 2.  Please also disclose to the Staff these additional details and whether or not the transfer necessitates analysis under Section 15(f).

Response:

Mr. Alfred Frank will sell his interest in Frank Capital Partners to Ms. Weiss for one dollar.  Because neither Frank Capital Partners nor its members will receive a benefit from this transaction, Section 15(f) is not applicable.

The disclosure has been revised as follows:

“On or about December 1, 2009, Mr. Alfred Frank will sell his 50% interest in FCP to Ms. Weiss for nominal consideration.”

Comment 4:

Please insert the date, “September 22, 2009,” on which the new management agreement was approved by the Board of Trustees in the first sentence in the third paragraph under the heading “Background” in Proposal 2.

Response:	The sentence has been revised as requested.
Comment 5:	Please add disclosure regarding what happens if the new management agreement is not approved by shareholders to the second paragraph under the heading “The New Management Agreement” in Proposal 2.
Response:

The paragraph has been revised as follows:

“Subject to Value Fund shareholder approval, the Trust will enter into a new management agreement with FCP.  The terms and conditions of the new management agreement are identical in all material respects to those of the current management agreement except that the date of its execution, effectiveness, and termination are changed. If the new management agreement with FCP is not approved, Mr. Alfred Frank will not sell his 50% interest in FCP to Ms. Weiss, and the Board of Trustees and FCP will consider other options.

Comment 6:

Please disclose to the Staff the reasons for the inclusion of the word “substantially” in the second sentence of the second paragraph under the heading “The New Management Agreement” in Proposal 2.  If there is a reason to use the word “substantially” please disclose what makes the terms and conditions only “substantially identical in all material respects” to the terms and conditions of the current management agreement.  Alternatively, please delete the word “substantially” from the referenced paragraph.

Response:	The term “substantially” has been deleted.
Comment 7:

Please disclose to the Staff, and insert disclosure in the fourth paragraph under the heading “The New Management Agreement” in Proposal 2, regarding whether the standards for FCP liability are the same under the new management agreement as they are under the current management agreement.

Response:

The first sentence of the paragraph has been revised as follows:

“The new management agreement, like the existing management agreement, provides that FCP shall not be liability for any error of judgment or mistake of law or any loss suffered by the Value Fund, except a loss resulting from willful misfeasance, bad faith or gross negligence, or FCP’s reckless disregard of its obligations.”

General

Comment 1:	Please provide a statement in response to the generic “Tandy” comments.
Response:

The Trust has authorized us to acknowledge on its behalf that:

1.

The Trust is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact JoAnn Strasser at 513-352-6725.

Sincerely,

/s/ Thompson Hine LLP

Thompson Hine LLP